4015 Medina Road
Medina, Ohio  44256

October 7, 2011
VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

ATTN:	Mr. John P. Nolan
Senior Assistant Chief Accountant

RE:	Western Reserve Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010, Filed March 31, 2011
Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and June 30, 2011,
Filed May 16, 2011 and August 15, 2011 File No. 0-51264

Dear Mr. Nolan:

This letter is in response to the comments of the U.S. Securities and Exchange Commission detailed in your letter to Western Reserve Bancorp, Inc. (the “Company”) dated September 23, 2011.  The following includes each of the comments in the letter, followed by our responses.

Form 10-Q Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis, page 27

Financial Condition, page 27

1.
We note that you have $1.1 million and $966 thousand in OREO as of June 30, 2011 and December 31, 2010, respectively.  We further note that the two commercial properties are tied up in various leases though one is “short-term.”  See the following comments below:

•	Please tell us and revise future filings to disclose the length of the short-term lease and the date that both leases expire.

•	Please explain whether the leases have renewal terms and if so, your intention to renew any leases.

U.S. Securities and Exchange Commission
October 7, 2011

Response:

One of the commercial properties (OREO #1) is an 18,750 sq. foot industrial office/warehouse building that was subject to two leases, one short-term and one longer-term, at the time the property was taken into the Company’s OREO portfolio.  The short-term lease is month-to-month.  The other lease expires January 31, 2012, with two (2) one-year option periods.  However, the longer-term lease is being renegotiated to month-to-month, alleviating any impediments to the marketing of the property.  It is expected the lease renegotiation will be completed in the fourth quarter of 2011.

The other commercial property (OREO #2) is an 8,578 sq. ft. one-story retail building currently subject to a three-year lease with an option to purchase, which expires on February 28, 2012.  The lease has no renewal provisions.  The tenant has entered into an agreement to purchase the property by December 31, 2011 at a price (net of costs to sell) that approximates the carrying value.  If the tenant does not complete the purchase, it is the Company’s intention to extend the lease only on a month-to-month basis and list the property with a real estate broker.

Future filings will include a substantially similar discussion of leases on OREO properties.

•	Please tell us of your disposal plans for your property in the long-term lease.

Response:

The Company plans to market and sell both commercial properties as soon as possible.  OREO #1 will be listed for sale as soon as the lease renegotiation is completed.  OREO #2 will be listed for sale in the first quarter of 2012 if the tenant does not purchase the property by year-end 2011.

•
Please tell us and revise future filings to include a discussion as to whether or not you actively market the property in the short-term lease, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of it.

Response:

The marketing of all OREO properties will be through third-party real estate brokers.  OREO #1 will be listed as soon as the lease renegotiation is complete.  If the tenant does not purchase OREO #2, it will be listed for sale in early 2012.  It is expected that these commercial properties could take up to 12 months to market and sell.

U.S. Securities and Exchange Commission
October 7, 2011

Future filings will include a substantially similar discussion of the marketing plans for OREO properties.

•
Please address how you continue to evaluate the need to recognize any potential further deterioration in the market value of the two commercial properties and what triggering events would typically result in additional write-downs of any individual property.  In this regard, please discuss how and when you would use revised appraisals, comparable sales data, other events impacting market bases prices of other properties in particular developments to determine potential additional write-downs in deteriorating market conditions.

Response:

The Company has an independent appraisal on its OREO properties performed on an annual basis by an outside appraiser in conformance with USPAP standards.  The Company adjusts the carrying values (net of costs to sell) accordingly.  If the condition of a property or the market were to change significantly, the Company would determine whether an updated valuation was needed.  Neither of the properties is in a development.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing answers are responsive to your comments.  If you need additional information, please contact me at (330) 764-3131.

Sincerely,

/s/ Cynthia A. Mahl

Cynthia A. Mahl
Executive Vice President and Chief Financial Officer